

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2012

<u>Via E-mail</u>
Jean Madar
Chief Executive Officer
Inter Parfums, Inc.
551 Fifth Avenue
New York, New York 10176

  Re: Inter Parfums, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed March 12, 2012
     File No. 0-16469

Dear Mr. Madar:

  We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. You represented to us in your letter dated October 10, 2008 that you intended to cease the sale of all products to your distributor in Iran by December 31, 2008 and not to sell products to any other potential Iranian customers for as long as Iran is identified by the State Department as a state sponsor of terrorism. We are aware of publicly available information that your Lanvin fragrances were available in the Iranian retail market in at least 2009 and 2010. In addition, we note that in Exhibit 10.148 to your Form 10-Q for the quarterly period ended June 30, 2011, filed August 9, 2011, pursuant to a license agreement executed in 2011, Anna Sui Corp. granted you the right to use certain licensed marks for Iran and Syria transferred or licensed from Procter & Gamble.

  Iran and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not

Jean Madar
Inter Parfums, Inc.
May 18, 2012
Page 2

include disclosure pertaining to business with Iran and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Syria, if any, whether through subsidiaries, distributors, or other direct or indirect arrangements, since your referenced letter. Your response should describe any products or materials you have provided directly or indirectly into Iran and Syria, and any agreements, arrangements, or other contacts you have had, directly or indirectly, with the governments of those countries and entities those governments own or control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance